Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2014 first quarter results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2014 first quarter results conference call can be accessed via webcast on May 5, 2014 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on June 5, 2014. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS 2014 FIRST QUARTER RESULTS

May 5, 2014 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the first quarter ended March 31, 2014.

	Three months ended Mar 31
US$ millions (except per unit amounts), unaudited	2014	2013
FFO1	$186	$160
– per unit2	$0.89	$0.80
Net income (loss)	$32	$(28)
– per unit3	$0.10	$(0.17)

Brookfield Infrastructure posted strong results for the quarter ended March 31, 2014 with funds from operations (“FFO”) totalling $186 million ($0.89 per unit) compared to FFO of $160 million ($0.80 per unit) in the first quarter of 2013.  This 16% increase in year-over-year FFO (11% per unit) reflects steady improvements in each of our operating segments and the deployment of capital in both organic growth initiatives and new acquisitions. The payout ratio4 was 60%, which is at the low end of the target range of 60-70%, and we generated a solid AFFO yield5 of 14% during the quarter.

Brookfield Infrastructure reported net income of $32 million ($0.10 per unit3) for the quarter ended March 31, 2014, compared to a net loss of $28 million (net loss of $0.17 per unit3) in the prior year, which was impacted by debt breakage costs.

“We are off to a strong start in 2014 with all of our segments performing well, as reflected in our strong financial results,” said Sam Pollock, CEO of Brookfield Infrastructure.  “As we position the company for future growth, our goal is to invest approximately $500 million to $1 billion of capital into our operations this year.  To date, we have committed to invest in five new investments, deploying approximately $600 million into our transport and energy operations. These new investments, combined with our planned organic expansion initiatives, will provide considerable growth for our business for the remainder of the year and beyond.”

Segment Performance

Brookfield Infrastructure’s utilities business generated FFO of $89 million in the period, compared to $92 million in the first quarter of 2013.  Results in this segment were impacted by the sale of our Australasian distribution operations in the fourth quarter of 2013.  On a ‘same store’ basis, underlying performance was strong, as FFO increased by $6 million or 7% as our businesses benefited from inflation indexation and the commissioning of certain capital projects into our rate base.

The transport operation generated FFO of $95 million in the first quarter of 2014, compared to $67 million in the prior year period.  The significant increase in FFO was driven by the full contribution from our Australian railroad expansion program where the final portion was commissioned in March 2013.  In addition, higher volumes associated with a bumper grain harvest and a higher contribution from our toll road business, where we doubled our ownership interest in the Brazilian roads in September 2013, also contributed to results.

Brookfield Infrastructure’s energy operation generated FFO of $26 million in the first quarter of 2014, compared to $22 million in the prior year period.  Results in this segment were aided by improved performance at our North American natural gas transmission business.  During the quarter, this business experienced increased natural gas volumes into the Chicago market and higher revenues from profit sharing agreements with customers that were tied to improvements in basis spreads.  Higher spreads were primarily driven by natural gas price volatility caused by an unusually long and cold winter.  Brookfield Infrastructure’s UK energy distribution operations also recorded higher FFO compared to the prior year as a result of higher tariffs as well as lower costs associated with a margin improvement program that we have been implementing over the past year.

The following table presents net income and FFO by segment:

	Three months ended Mar 31
US$ millions, unaudited	2014	2013

Net income (loss) by segment
Utilities	$37	$(5)
Transport	33	(1)
Energy	9	9
Corporate and other	(47)	(31)
Net income (loss)	$32	$(28)

FFO by segment
Utilities	$89	$92
Transport	95	67
Energy	26	22
Corporate and other	(24)	(21)
FFO	$186	$160

Growth Initiatives

We committed to make five new investments in the transport and energy sectors totaling approximately $600 million.  We will invest alongside institutional partners, drawing on our $1.8 billion of corporate liquidity to acquire a 40% interest in each of these investments.

In February, agreements were signed to acquire an approximate 50% equity stake in APM Terminals’ (APMT) Elizabeth container terminal located in the port of New York / New Jersey.  This transaction represents a compelling opportunity for us to enter the second busiest port market in North America by investing in a high quality, long life asset that is expected to benefit from economic growth in the U.S. This is a gateway terminal that handled approximately 700,000 TEUs in 2013 and has surplus capacity to facilitate volume growth in the future.  This transaction is expected to close in the second quarter of 2014, subject to obtaining all required consents and regulatory approvals.

At the end of March, the previously announced acquisition of a 50% interest in Mitsui OSK Lines’ (MOL) container terminals in Los Angeles and Oakland was completed.   These are also gateway container terminals that also have surplus capacity to facilitate future volume growth.  There is a significant modernization project underway in Los Angeles that will increase capacity and efficiency of the facility, and once complete will make this one of the most automated terminals in North America.

In April, definitive agreements were signed to acquire 100% of Macquarie District Energy (“MDE”) and Seattle Steam LP (“SSC”).  MDE owns district cooling systems in Chicago and Las Vegas, with the system in Chicago considered one of the highest quality facilities in the U.S. SSC provides heat to over 160 buildings in the central business district of Seattle through 18 miles of distribution pipelines and operates two independent steam plants with a total generating capacity of 750,000 lbs/hour of steam.  These acquisitions are expected to close by the third quarter of 2014, subject to obtaining all required consents and regulatory approvals.

We also continue to work toward the completion of the previously discussed acquisition of 27% of Vale’s Brazilian rail and port business, VLI.  This business consists of approximately 4,000 km of rail integrated with five inland terminals and three ports.  VLI expects to deploy over R$6.0 billion to upgrade and expand operations over the next seven years, allowing it to capture volume growth from increased activity in the agriculture, steel and other industrial sectors in Brazil.  We are working through a number of customary closing conditions and expect to close this investment early in the third quarter.

Distributions

The Board of Directors declared a quarterly distribution in the amount of $0.48 per unit, payable on June 30, 2014 to unitholders of record as at the close of business on May 30, 2014.

During the quarter, the Partnership was unfortunately advised that the Depository Trust & Clearing Corporation (DTCC) will no longer offer participation in Brookfield Infrastructure’s Distribution Reinvestment Plan for beneficial holders.  As a result, distribution reinvestment will no longer be available to unitholders who hold units through their brokers and will only available for registered unitholders, effective from the next distribution on June 30, 2014. Information on this plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 5 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2014 were 210.1 million (2013 – 200.8 million).

3  Represents net income per limited partnership unit.
4  Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.
5  AFFO yield is defined as AFFO (FFO less maintenance capital expenditures) over time weighted average invested capital.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2014	2013

Adjusted EBITDA
Utilities	$126	$133
Transport	144	107
Energy	44	38
Corporate and other	(27)	(10)
Total	287	268

Financing costs	(102)	(107)
Other income (expenses)	1	(1)
Funds from operations (FFO)	186	160

Depreciation and amortization	(117)	(110)
Mark-to-market on hedge contracts	(16)	(45)
Deferred taxes and other items	(21)	(33)
Net income (loss) attributable to the partnership	$32	$(28)

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

  Brookfield Infrastructure Partners L.P.
  Statements of Partnership Capital

	As of
(US$ MILLIONS, UNAUDITED)	Mar 31, 2014	Dec 31, 2013

Assets
Operating Platforms
Utilities	$1,931	$1,928
Transport	2,527	2,456
Energy	711	702
Cash and cash equivalents	416	523
	$5,585	$5,609

Liabilities
Corporate borrowings	$363	$377
Other liabilities	117	46
	480	423
Capitalization
Partnership capital	5,105	5,186
	$5,585	$5,609

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Mar 31, 2014	Dec 31, 2013

Assets
Cash and cash equivalents	$363	$538
Financial assets	319	259
Property, plant and equipment	7,866	7,763
Intangible assets	4,034	4,006
Investments in associates	2,167	2,039
Investment properties	166	164
Deferred income taxes and other	840	913
Total assets	$15,755	$15,682

Liabilities and partnership capital
Corporate borrowings	$363	$377
Non-recourse borrowings	5,834	5,790
Financial liabilities	672	547
Deferred income taxes and other	2,400	2,363
Total liabilities	9,269	9,077

Partnership capital
Limited partners	3,693	3,751
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,385	1,408
Interest of others in operating subsidiaries	1,381	1,419
General partner	27	27
Total partnership capital	6,486	6,605
Total liabilities and partnership capital	$15,755	$15,682

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended March 31,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2014	2013

Revenues	$480	$463
Direct operating costs	(212)	(222)
General and administrative expenses	(27)	(28)
Depreciation and amortization expense	(91)	(86)
	150	127
Interest expense	(87)	(87)
Share of earnings from associates	12	17
Mark-to-market on hedging items	(16)	(62)
Valuation losses and other	(3)	(37)
Income (loss) before income tax	56	(42)
Income tax (expense) recovery
Current	(6)	(6)
Deferred	(6)	26
Net income (loss) from continuing operations	44	(22)
Income for discontinued operations, net of income tax	—	21
Non-controlling interest of others in operating subsidiaries	(12)	(27)
Net income (loss) attributable to partnership	$32	$(28)

Attributable to:
Limited partners	15	(25)
Non-controlling interest – redeemable partnership units held by Brookfield	6	(10)
General partner	11	7
Basic and diluted earnings (loss) per unit attributable to:
Limited partners1	$0.10	$(0.17)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2014 were 150.3 million (2013 – 143.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended March 31,
(US$ MILLIONS, UNAUDITED)	2014	2013

Operating Activities
Net income (loss) from continuing operations	$44	$(22)
Adjusted for the following items:
Income from discontinued operations, net of income tax	—	21
Share of earnings from associates, net of distributions	(11)	(11)
Depreciation and amortization expense	91	86
Mark-to-market on hedging items	16	62
Valuation losses and other	12	60
Deferred tax recovery	6	(26)
Change in non-cash working capital, net	(18)	(23)
Cash from operating activities	140	147

Investing Activities
Net investments in:
Operating assets	—	(13)
Associates	(39)	(4)
Long-lived assets	(109)	(103)
Financial assets	(50)	—
Net settlement of foreign exchange contracts	(8)	7
Cash used by investing activities	(206)	(113)

Financing Activities
Distribution to limited and general partners	(112)	(94)
Net borrowings (repayments):
Corporate	—	(222)
Subsidiary	20	323
Issuance of partnership units (inclusive of dividend reinvestment plan)	2	2
Subsidiary distributions to non-controlling interest	(27)	(21)
Cash used by financing activities	(117)	(12)

Cash and cash equivalents
Change during the period	$(183)	$22
Impact of foreign exchange on cash	8	1
Balance, beginning of period	538	263
Balance, end of period	$363	$286